HAEMACURE CORPORATION

                                                           For immediate release

                                  PRESS RELEASE


                   HAEMACURE TO TAKE OVER HEMASEEL HMN PROJECT
                      WITH THE ASSISTANCE OF ZLB BIOPLASMA



Montreal, Quebec (Canada) March 13, 2002 - Haemacure Corporation today announced a restructuring of its arrangements with ZLB Bioplasma AG, a wholly owned subsidiary of CSL Limited (CSL) of Melbourne, Australia, whereby Haemacure will take control of the manufacturing, clinical studies and registration efforts to commercialize Haemacure's proprietary Hemaseel HMN technology. As part of the new agreements, CSL Limited will fund a portion of Haemacure's efforts in return for future royalties on Hemaseel HMN products.

In September 2000, CSL, a leading international plasma fractionator, acquired the plasma fractionation business of the ZLB Central Laboratory of the Swiss Red Cross (ZLB). CSL's acquisition required the integration of various ongoing projects at the two companies, including ZLB's collaboration with Haemacure for the manufacture and registration of Hemaseel HMN. At the same time, Haemacure desired greater control over the direction of the Hemaseel HMN project and the exploitation of commercial opportunities for this proprietary technology. Accordingly, the parties agreed to terminate the previous agreements between Haemacure and ZLB Bioplasma and enter into new arrangements.

Under the new agreements, Haemacure will take over responsibility for the manufacturing of the Hemaseel HMN product, at a location to be determined, as well as the clinical studies and registration of products based on the Hemaseel HMN technology. In return for the transfer by ZLB Bioplasma to Haemacure of its obligations under the previous agreements, and in order to assist Haemacure with the project, Haemacure will receive the following:


A.     Cash payment of Can. $12.7 million consisting of:

          o      Can. $5.6 million at signature;
          o      Can. $1.5 million six (6) months after signature;
          o      Can. $5.6 million twelve (12) months after signature.

B. Certain manufacturing/filling equipment suitable for the manufacture of Hemaseel HMN;

C. ZLB Bioplasma documents related to the Hemaseel HMN project, and technical assistance for a period of up to 3 years;

D. An exclusive, perpetual license to ZLB Bioplasma proprietary technology relating to the Hemaseel HMN project;

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E.     ZLB Bioplasma will fund additional activities at Haemacure upon the achievement of the following milestones relating to the initial Hemaseel HMN product:

       o Can. $2.4 million upon commissioning of the new manufacturing facility;
       o Can. $2.4 million upon approval of an Investigational New Drug application (IND) by the United States Food and Drug Administration;
       o Can. $2.4 million upon achieving 50% of the target patient enrollment requirement directed by the regulatory authorities.

F. ZLB Bioplasma will supply to HAE up to 50,000 liters of human plasma at cost through the launch of Hemaseel HMN.


In return for its assistance with this project, ZLB Bioplasma will receive a three percent royalty on all net revenues received by Haemacure on sales of the initial Hemaseel HMN product for ten years from the date of approval.

The Hemaseel HMN Technology consists of two processes (covered by four Haemacure patents) to extract and purify fibrinogen and thrombin from human plasma. When combined, both proteins produce a fibrin sealant known as Hemaseel HMN. The Hemaseel HMN product has been subject to various clinical trials over the past three years demonstrating the efficacy and safety of the product. Under the previous agreement with ZLB, this technology had been fully developed and is now ready for full scale production.

"This is a significant event for Haemacure," said Haemacure President and CEO Marc Paquin. "The new arrangement allows us to control our own destiny in commercializing the Hemaseel HMN Technology, with the financial and technical assistance of a world-class plasma fractionator. This also allows ZLB Bioplasma to concentrate on its core projects. It is a win-win for both parties."

An additional benefit of the new agreements is that Haemacure gets back exclusive worldwide manufacturing and marketing rights to the Hemaseel HMN technology. Under the previous agreements with ZLB, ZLB had worldwide co-manufacturing and marketing rights for Hemaseel HMN products.

"We see a bright future for the Hemaseel HMN technology," added Wayne Johnson, Chief Operating Officer of Haemacure. "Because Hemaseel HMN is an all-human product and easier to reconstitute than current technologies, it will be well-positioned to compete as a second-generation product." In addition, any future manufacturing facility will include the ability for Haemacure to make stand-alone fibrinogen and thrombin from the Hemaseel HMN technology.

Haemacure management is currently analyzing its manufacturing alternatives, including an additional collaboration with its manufacturing partner for the Hemaseel APR technology, BioProducts Laboratory, in Elstree, England, as well as the possibility to build a new dedicated facility in Montreal, Canada. "We will make an announcement in the next 45 - 60 days regarding the facility location." said Mr. Paquin. Haemacure believes it can obtain Canadian, European and U.S. approval for Hemaseel HMN in 2005.

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                                     - 3 -

To provide further explanation to the content of this press release, the senior management of Haemacure will hold a conference call on Wednesday, March 13, 2002 at 4:00 PM EST. To attend this conference dial in to 1-888-942-8173.

Haemacure Corporation is a Canada-based company specialized in the development and commercialization of innovative biological adhesives, biomaterials and surgical devices for the acute surgical wound care market. It also operates sales and marketing, clinical and regulatory offices in Sarasota, Florida through a wholly-owned subsidiary. The company is traded under stock symbol TSE:HAE on the Toronto Stock Exchange. The Company is a reporting company with the U.S. Securities Exchange Commission.

All dollar amounts set forth in this press release are in Canadian dollars, except where otherwise stated.

Statements contained in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities and Litigation Reform Act of 1995 (United States). In addition, words such as "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, acceptance of the Company's products by medical professionals, the ability of the Company to continue to develop products, the completion of the BPL manufacturing facility, the effect of competition, and any other risks described from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Forward-looking statements in this release represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

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Source:                             HAEMACURE CORPORATION

Toronto Stock Exchange:             TSE:HAE

Contacts:

  Mr. Marc Paquin           Mr. James Roberts            Mr. Clement Gagnon
  President and CEO         VP Finance & Admin., CFO     President
  Haemacure Corporation     Haemacure Corporation        CGE Communication Group
  Tel.: (941) 364-3700      Tel.: (941) 364-3700         Tel.: (514) 987-1455